UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 0-23426

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

REPTRON ELECTRONICS, INC. 401(K) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REPTRON ELECTRONICS, INC.

13700 REPTRON BOULEVARD

TAMPA, FLORIDA 33626

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Financial Statements,

Supplemental Schedules

and Reports of Independent Registered

Public Accounting Firms

December 31, 2003 and 2002

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Participants and Advisory Committee

Reptron Electronics, Inc. Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Reptron Electronics, Inc. Retirement Savings Plan (Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended.

We conducted our audit in accordance with standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kirkland, Russ, Murphy & Tapp

Clearwater, Florida

June 18, 2004

Report of Independent Registered Public Accounting Firm

The Participants and Advisory Committee

Reptron Electronics, Inc.

401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Reptron Electronics, Inc. 401(k) Retirement Savings Plan as of December 31, 2002. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Tampa, Florida

May 31, 2003

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Cash	$—	21,820
Investments, at fair value	12,261,536	11,615,601
Participant loans	283,585	496,890

	12,545,121	12,134,311

Receivables:
Participants’ contributions	35,124	48,010
Employer contributions	—	2,459
Investment income	7,244	7,014

Total receivables	42,368	57,483

Total assets	12,587,489	12,191,794

Liabilities:
Due to participants	—	30,076

Total liabilities	—	30,076

Net assets available for benefits	$12,587,489	12,161,718

See accompanying independent auditors’ reports and notes to financial statements.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2003

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,673,619
Interest and dividends	215,045
Other income	5,775

Net investment income	1,894,439

Contributions:
Participants’	1,248,806
Rollovers	110,213
Employer’s	2,631

1,361,650

Total additions	3,256,089

Deductions from net assets attributed to:
Benefits paid to participants	2,575,075
Distributions on participant loans	252,626
Miscellaneous expense	2,617

Total deductions	2,830,318

Net increase	425,771

Net assets available for benefits:
Beginning of year	12,161,718

End of year	$12,587,489

See accompanying independent auditors’ reports and notes to financial statements.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of Plan

The following description of Reptron Electronics, Inc. (Company) Retirement Savings Plan (Plan), which was established effective January 1, 1993, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Effective January 1, 2003, the Plan was restated to adopt certain provisions of the Economic Growth and Tax Relief Act of 2002 (EGTRRA).

(a)	General

The Plan is a defined contribution plan covering all employees of the Company and its wholly-owned subsidiaries. Employees are eligible to participate in the Plan upon attaining the age of 18 and completing three months of service. Service with the Company’s subsidiaries prior to January 3, 2000 is counted towards eligibility to participate in the Plan. The entry dates for the Plan are the first day of each month. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code.

(b)	Contributions

Participants may contribute up to 19% of pre-tax annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Elective deferrals were limited to $12,000 in 2003. The Company makes discretionary contributions at the option of the Company’s board of directors, not to exceed 100% of the first 19% of participant compensation contributed as an elective deferral for December 31, 2003 and 2002. The Company’s match is based on a percentage of the participant’s contribution. The Company’s matching percentage was 0% and 10% for the years ended December 31, 2003 and 2002, respectively.

During 2003, the Company declared bankruptcy and as of that date, participants ability to direct contributions into the Company’s common stock was suspended and is currently suspended.

All employees who are eligible to participate in the Plan and are age fifty or older before the end of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements – Continued

(1)	Description of Plan – Continued

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s discretionary matching portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is generally 100% vested after five years of credited service.

Any participant of the Hibbing Electronics Corporation and Applied Instruments Employee 401(k) Plans (which were merged into the Plan on January 1, 2000) who was a participant as of January 1, 2000 with no less than three years of service, is permitted to elect to have his or her vested percentage computed based upon the prior vesting schedule.

Years of Service	Applied Instruments Prior Vesting Percentage	Hibbing Electronics Corp. Prior Vesting Percentage	All Other Participants Vested Percentage
Less than 1	0%	0%	0%
1	20%	25%	20%
2	40%	50%	40%
3	60%	75%	60%
4	80%	100%	80%
5	100%		100%

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements – Continued

(1)	Description of Plan – Continued

(e)	Participant Loans

Participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 or 50% of their account balance. The loans are collateralized by the assets allocated to the participant’s account. A participant must repay the loan within five years unless the loan is used to acquire a principal residence. Each loan shall bear interest at a reasonable rate, as determined by the Company in accordance with the Plan’s written loan procedures. Interest rates ranged from 5% to 10.5% during 2003. Principal and interest is repaid ratably through monthly payroll deductions.

(f)	Forfeitures

Forfeitures related to the Plan are used to reduce future employer contributions. Forfeitures available for reduction of future employer contributions were approximately $200,000 and $167,000 at December 31, 2003 and 2002, respectively.

(g)	Payments of Benefits

Lifetime benefit (normal retirement age is 65)

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or installment payments.

Termination prior to retirement

For termination of service due to reasons other than retirement, a participant may receive the value of the vested interest in his or her account as a lump sum distribution or in installment payments not exceeding the participant’s life expectancy.

For any termination of service, if the participant’s vested account balance does not exceed $5,000 a single lump sum payment is required.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements – Continued

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management and the plan administrator to make estimates and assumptions that affect the reported amounts in the statements of net assets available for benefits, the statement of changes in net assets available for benefits and the accompanying notes. Accordingly, actual results may differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Units of the common collective trusts are valued at net asset value at year end. Participant loans are valued at cost, which approximated fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the dividend date.

(d)	Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities based upon participant requests. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(e)	Payment of Benefits

Benefits are recorded when paid.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements – Continued

(2)	Summary of Significant Accounting Policies - Continued

(f)	Administrative Expenses

Substantially all administrative expenses of the Plan have been paid by the Employer.

(g)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 20, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC and ERISA to maintain its qualified status. As a result of the above, no provision for income taxes have been included in the Plan’s financial statements.

(3)	Investments

The following presents the fair value of participant-directed investments that represent 5% or more of the Plan’s net assets as of December 31, 2003 and 2002. Allocation of monies for various investment options is at the sole discretion of the participants for their individual contributions. The custodian utilized the quoted market price of the investment instruments underlying the investment options to determine their fair value.

	December 31,
	2003	2002
Merrill Lynch Retirement Preservation Trust	$2,611,971	2,982,850
Van Kampen Emerging Growth Fund Class A	2,039,554	1,641,445
Alliance Premier Growth Fund Class A	2,035,240	1,946,034
ING Pilgrim International Value Class A	1,348,951	1,066,521
Merrill Lynch Basic Value Fund Class D	1,203,919	889,523
Mercury Total Return Bond Fund	941,982	1,057,563
Reptron Electronics, Inc. Common Stock	38,521	632,417

During 2003, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value by $1,673,619 as follows:

Common stock	$(435,973)
Mutual funds	2,109,592

$1,673,619

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements – Continued

(4)	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Merrill Lynch Trust Company. Merrill Lynch Trust Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Merrill Lynch Trust Company held the assets during 2003 and 2002, respectively, for the purpose of administration of investments and recordkeeping. The agreement with Merrill Lynch Trust Company provides for the investments and contributions to be participant directed and accounted for in separate funds.

Certain Plan investments are shares of the Company’s common stock, therefore, these transactions qualify as party-in-interest transactions.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to Form 5500:

	2003	2002
Net assets available for benefits per the statement of net assets available for benefits	$12,587,489	12,161,718
Contributions receivable	(35,124)	(50,469)
Refund of excess contributions	—	30,076
Other	—	2

Net assets available for benefits per Form 5500	12,552,365	12,141,327

Net increase (decrease) per Statement of Changes	425,771	(2,759,144)
Adjustment for accruals	(14,733)	22,507
Other	38	1

	$411,076	(2,736,636)

The differences indicated above are the result of the financial statements prepared on an accrual basis and the Form 5500 prepared on a cash basis.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Employer Identification Number: 38-2081116

Plan Number: 002

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value (if applicable)	(e) Current Value
*	Common stock	REPTRON ELECTRONICS INC	$38,521
*	Merrill Lynch	RET PRESERVATION TRUST	2,611,971
*	Merrill Lynch	RET PRES TRUST-GM	53,863
*	Merrill Lynch	FUNDAMENTAL GROWTH FUND A	21,850
	Fidelity	ADV EQTY GROWTH FUND	39,215
	ING	INTL VALUE FD CL A	1,348,951
	ING	INTL VALUE FD CL A-GM	37,673
	Van Kampen	AMERICAN VAL FD C A	43,022
*	Merrill Lynch	BASIC VALUE FUND CL A	1,203,919
*	Merrill Lynch	BOND FUND - CORE BD PORT A	941,982
*	Merrill Lynch	BOND FD-CORE BD PRT CL A GM	35,827
*	Merrill Lynch	FOCUS VALUE FUND CL A	29,590
	PIMCO	PEA INNOVATION FD CL A	194,834
	Federated	GROWTH STRATEGIES	10,234
	AIM	SMALL CAP GROWTH FD CL A	51,079
	Federated	INTL SMALL CO FD C A	32,235
	Fidelity	ADV MID CAP FD CL T	114,004
	Van Kampen	AGGR GROWTH FD CL A	42,366
	AIM	BLUE CHIP FUND CLASS A	63,446
	Fidelity	ADV GROWTH & INC CL T	66,137
*	Merrill Lynch	S & P 500 INDEX FUND CL I	227,598
*	Merrill Lynch	SMALL CAP INDEX FUND CL I	54,972
	MFS	STRATEGIC GROWTH FD CL A	21,795
	Munder	NETNET FUND CL A	21,874
	Fidelity	ADV SMALL CAP FD CL T	30,538
	Allianceber	TECHNOLOGY A	39,454
	Allianceber	GROWTH AND INC A	75,822
	Van Kampen	EMERG GR FD CL A	2,039,554
	Van Kampen	EMERG GR CL A GM	26,829
	Van Kampen	COMSTOCK FD CL A	71,391
	Allianceber	PREMIER GROWTH A	2,035,240
	Allianceber	PREMIER GROWTH A GM	41,651
	AIM	PREMIER EQUITY FUND A	237,667
	AIM	PREM EQTY FD A GM	41,007
	Fidelity	ADVISOR GROWTH	16,059
	MFS	CAPITAL OPP FD CL A	5,610
	Calvert	INCOME FUND	118,347
	Oppenheimer	GLOBAL OPPOR A	117,137
	Harris Assoc.	GRWTH & INC A	4,204
	Mass	INVEST GROWTH STK FD CL A	26,632
	Davis	NY VENTURE FD CL A	27,436
*	Participant loans	5% to 10.5%	283,585

			12,545,121

*	Parties-in-interest

See accompanying notes to financial statements.

REPTRON ELECTRONICS, INC.

RETIREMENT SAVINGS PLAN

Employer Identification Number: 38-2081116

Plan Number: 002

Schedule H, Line 4a, Schedule of Delinquent Participant Contributions

December 31, 2003

(a) Identity of party involved	(b) Relationship to plan, employer or other party-in-interest	(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value	(h) Cost of Asset	(j) Net gain or (loss) on each transaction
Reptron Electronics, Inc.	Plan Sponsor	Loan to employer in the form of late deposit of employee deferrals	$1,271	—

See accompanying notes to financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

REPTRON ELECTRONICS, INC. 401(k) RETIREMENT SAVINGS PLAN

June 28, 2004	By:	REPTRON ELECTRONICS, INC., PLAN ADMINISTRATOR

		By:	/s/ Paul J. Plante
President, Chief Executive Officer and Principal Accounting Officer